Filed by Xcel Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NRG Energy, Inc.
NRG Energy, Inc.’s Commission File No. 001-15891

Xcel Energy Inc. filed on February 26, 2002, pursuant to Rule 424(b)(5) a prospectus supplement in connection with a proposed equity offering. The prospectus supplement is incorporated by reference into this filing.

Additional Information and Where To Find It

In connection with the proposed exchange offer, Xcel Energy will file a prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Xcel Energy with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Xcel Energy’s related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy at 800 Nicollet Mall, Minneapolis, MN 55402, Attn.: Investor Relations, or by telephone at (612) 215-4559.